As filed with the Securities and Exchange Commission on January 24, 2012

Registration No. 333-174716

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 2

ARES CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

245 Park Avenue, 44th Floor

New York, New York 10167

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (212) 750-7300

Joshua M. Bloomstein

Ares Capital Corporation

245 Park Avenue, 44th Floor

New York, New York 10167

(212) 750-7300

(Name and Address of Agent for Service)

Copies of information to:

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

(310) 557-2900

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-174716) of Ares Capital Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

2

PART C

Other information

ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

(1)                                  Financial Statements

The following statements of Ares Capital Corporation (the “Company” or the “Registrant”) and Allied Capital Corporation are included in Part B of this Registration Statement:

(2)                                  Exhibits

(a)	Articles of Amendment and Restatement, as amended(1)
(b)	Second Amended and Restated Bylaws, as amended(2)
(c)	Not Applicable
(d)(1)	Form of Stock Certificate(3)
(d)(2)	Indenture, dated as of July 7, 2006, between ARCC Commercial Loan Trust and U.S. Bank National Association(4)
(d)(3)	Statement of Eligibility of Trustee on Form T-1(5)
(d)(4)	Form of Subscription Certificate(6)
(d)(5)	Indenture, dated June 16, 2006, between Allied Capital Corporation and The Bank of New York(6)
(d)(6)	Form of Note under the Indenture, dated June 16, 2006, between Allied Capital Corporation and The Bank of New York (contained in Exhibit (d)(5) to this Registration Statement)(7)
(d)(7)	Statement of Eligibility of Trustee on Form T-1(8)
(d)(8)	Third Supplemental Indenture, dated as of March 28, 2007, between Allied Capital Corporation and The Bank of New York(9)
(d)(9)	Form of 6.875% Notes due 2047(9)
(d)(10)	Fourth Supplemental Indenture, dated as of April 1, 2010, among Ares Capital Corporation, Allied Capital Corporation and The Bank of New York Mellon, as the Trustee(10)
(d)(11)	Indenture, dated as of October 21, 2010, between Ares Capital Corporation and U.S. Bank National Association, as trustee(11)
(d)(12)	First Supplemental Indenture, dated as of October 21, 2010, relating to the 7.75% Senior Notes due 2040, between Ares Capital Corporation and U.S. Bank National Association, as trustee(11)
(d)(13)	Form of 7.75% Senior Notes due 2040(11)
(d)(14)	Indenture, dated as of January 25, 2011, between Ares Capital Corporation and U.S. Bank National Association, as trustee(12)
(d)(15)	Form of 5.75% Convertible Senior Notes due 2016(12)
(d)(16)	Indenture, dated as of March 28, 2011, between Ares Capital Corporation and U.S. Bank National Association, as trustee(13)
(d)(17)	Form of 5.125% Convertible Senior Notes due 2016(13)
(e)	Amended and Restated Dividend Reinvestment Plan(14)
(f)	Not Applicable
(g)	Restated Investment Advisory and Management Agreement, dated as of June 6, 2011, between Registrant and Ares Capital Management LLC(15)
(h)(1)	Form of Underwriting Agreement for Equity Securities(16)
(h)(2)	Form of Underwriting Agreement for Debt Securities(16)
(i)	Not Applicable
(j)	Amended and Restated Custodian Agreement between Ares Capital Corporation and U.S. Bank National Association(17)
(k)(1)	Amended and Restated Administration Agreement, dated as of June 1, 2007, between Ares Capital Corporation and Ares Operations LLC(18)
(k)(2)	Trademark License Agreement between Ares Capital Corporation and Ares Management LLC(19)
(k)(3)	Form of Indemnification Agreement between Ares Capital Corporation and directors and certain officers(3)
(k)(4)	Form of Indemnification Agreement between Ares Capital Corporation and the members of the Ares Capital Management LLC investment committee(3)
(k)(5)	Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital Corporation, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(20)
(k)(6)	Second Tier Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(20)
(k)(7)

Amended and Restated Sale and Servicing Agreement, dated as of January 22, 2010, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(20)

(k)(8)

Amendment No. 1 to the Amended and Restated Sale and Servicing Agreement, dated as of May 6, 2010, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as successor by merger to Wachovia Bank, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(21)

(k)(9)

Amendment No. 2 to the Amended and Restated Sale and Servicing Agreement, dated as of January 18, 2011, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as successor by merger to Wachovia Bank, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(22)

(k)(10)

Amendment No. 3 to the Amended and Restated Sale and Servicing Agreement, dated as of October 13, 2011, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and as transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, U.S. Bank National Association, as trustee, collateral custodian and bank and Wells Fargo Securities, LLC, as agent(23)

(k)(11)

Amendment No. 4 to Amended and Restated Sale and Servicing Agreement, dated as of January 18, 2012, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, Wells Fargo Securities, LLC, as agent, and U.S. Bank National Association, as collateral custodian, trustee and bank(24)

(k)(12)	Master Participation Agreement, dated as of July 7, 2006, between Ares Capital CP Funding LLC and Ares Capital Corporation(4)
(k)(13)

Senior Secured Revolving Credit Agreement, dated as of December 28, 2005 and amended and restated as of January 22, 2010, among Ares Capital Corporation, the lenders party thereto, Bank of America, N.A. and Suntrust Bank, as syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent(20)

(k)(14)

Amendment No. 1 to the Senior Secured Revolving Credit Agreement, dated as of May 17, 2010, between Ares Capital Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent(25)

(k)(15)

Amendment No. 2 to the Senior Secured Revolving Credit Agreement, dated as of September 28, 2010, between Ares Capital Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent(26)

(k)(16)

Amendment No. 3 to the Senior Secured Revolving Credit Agreement, dated as of January 25, 2011, between Ares Capital Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent(27)

(k)(17)

Amendment No. 4 to the Senior Secured Revolving Credit Agreement, dated as of March 28, 2011, between Ares Capital Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent(1)

(k)(18)

First Amendment Agreement and Waiver, dated as of November 13, 2007, between Ares Capital Corporation, as borrower, Ares Capital FL Holdings LLC, ARCC CIC Flex Corp., ARCC Imperial Corporation and ARCC Imperial LLC, as subsidiary guarantors, and BMO Capital Markets Financing, Inc., Merrill Lynch Capital Corporation, SunTrust Bank, Commerzbank AG, New York and Grand Cayman Branches, UBS Loan Finance LLC, JPMorgan Chase Bank, N.A., Wachovia Bank, National Association and KBC Bank N.V., as lenders(28)

(k)(19)

Sale and Servicing Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, as issuer, ARCC CLO 2006 LLC, as trust depositor, Ares Capital Corporation, as originator and as servicer, U.S. Bank National Association, as trustee and as collateral administrator, Lyon Financial Services, Inc. (d/b/a U.S. Bank Portfolio Services), as backup servicer, and Wilmington Trust Company, as owner trustee(4)

(k)(20)	Commercial Loan Sale Agreement, dated as of July 7, 2006, between Ares Capital Corporation and ARCC CLO 2006 LLC(4)
(k)(21)	Amendment No. 1 to the Commercial Loan Sale Agreement, dated as of July 17, 2009, between Ares Capital Corporation and ARCC CLO 2006 LLC(29)
(k)(22)	Amended and Restated Trust Agreement, dated as of July 7, 2006, among ARCC CLO 2006 LLC, Wilmington Trust Company and U.S. Bank National Association(4)
(k)(23)	Collateral Administration Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, Ares Capital Corporation and U.S. Bank National Association(4)
(k)(24)	Class A-1A VFN Purchase Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, U.S. Bank National Association and other Class A-1A VFN noteholders party thereto(4)
(k)(25)	Form of Indemnification Agreement between Allied Capital and its directors and certain officers(30)
(k)(26)	Custodian Agreement, dated as of April 3, 2009 by and between Allied Capital Corporation and U.S. Bank National Association(31)
(k)(27)

Loan and Servicing Agreement, dated as of January 20, 2012, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, collateral agent and lender, and U.S. Bank National Association, as collateral custodian and bank(32)

(k)(28)	Purchase and Sale Agreement, dated as of January 20, 2012, between Ares Capital JB Funding LLC, as purchaser, and Ares Capital Corporation, as seller(32)
(l)(1)	Opinion and Consent of Venable LLP, Maryland counsel for Ares Capital Corporation(33)
(l)(2)	Opinion and Consent of Proskauer Rose LLP, counsel for Ares Capital Corporation(33)
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm for Ares Capital Corporation(34)
(n)(2)	Opinion of independent registered public accounting firm for Ares Capital Corporation, regarding “senior securities” table contained herein(16)
(n)(3)	Consent of independent registered public accounting firm for Allied Capital for audited financial statements(34)
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics(33)
99.1	Statement of Computation of Ratio of Earnings to Fixed Charges(16)
99.2	Form of Preliminary Prospectus Supplement For Common Stock Offerings(35)
99.3	Form of Preliminary Prospectus Supplement For Preferred Stock Offerings(35)
99.4	Form of Preliminary Prospectus Supplement For Debt Offerings(35)
99.5	Form of Preliminary Prospectus Supplement For Rights Offerings(35)
99.6	Form of Preliminary Prospectus Supplement For Warrant Offerings(35)
99.7	Form of Preliminary Prospectus Supplement For Unit Offerings(35)

(1)                                 Incorporated by reference to Exhibits 3.1 and 10.3, as applicable, to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2011, filed on May 3, 2011.

(2)                                 Incorporated by reference to Exhibit 3.2 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2010, filed on August 5, 2010.

(3)                                 Incorporated by reference to Exhibits (d), (k)(4) and (k)(5), as applicable, to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 28, 2004.

(4)                                 Incorporated by reference to Exhibits 10.2 through 10.8, as applicable, to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2006, filed on August 9, 2006.

(5)                                 Incorporated by reference to Exhibit (d)(3) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on September 9, 2011.

(6)                                 Incorporated by reference to Exhibit (d)(4) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149139), filed on April 9, 2008.

(7)                                 Incorporated by reference to Exhibit d.2 to Allied Capital’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on June 21, 2006.

(8)                                 Incorporated by reference to Exhibit d.3 to Allied Capital’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-133755), filed on May 3, 2006.

(9)                                 Incorporated by reference to Exhibits d.8 and d.9, as applicable, to Allied Capital’s post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on March 28, 2007.

(10)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on April 7, 2010.

(11)                           Incorporated by reference to Exhibits 4.1, 4.2 and 4.3 to the Registrant’s Form 8-K (File No. 814-00663), filed on October 22, 2010.

(12)                           Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 28, 2011.

(13)                           Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on March 28, 2011.

(14)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663) filed on November 8, 2010.

(15)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on June 8, 2011.

(16)                           Incorporated by reference to Exhibits (h)(1), (h)(2), (n)(2)  and 99.1, as applicable, to the Registrant’s pre-effective Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on June 3, 2011.

(17)                           Incorporated by reference to Exhibit (j) to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on May 28, 2009.

(18)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2007, filed on August 9, 2007.

(19)                           Incorporated by reference to Exhibit (k)(3) to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 17, 2004.

(20)                           Incorporated by reference to Exhibits 10.1 through 10.4, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 25, 2010.

(21)                           Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2010, filed on May 10, 2010.

(22)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 19, 2011.

(23)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on October 14, 2011.

(24)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 19, 2012.

(25)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on May 19, 2010.

(26)                           Incorporated by reference to Exhibit (k)(12) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-165585), filed on October 5, 2010.

(27)                           Incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2010, filed on March 1, 2011.

(28)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on November 14, 2007.

(29)                           Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2009, filed on August 6, 2009.

(30)                           Incorporated by reference to Exhibit 10.37 to Allied Capital’s Form 10-K (File No. 811-02708) for the year ended December 31, 2003, filed on March 12, 2004.

(31)                            Incorporated by reference to Exhibit 10.44 to Allied Capital’s Form 10-Q (File No. 814-00138) for the quarter ended March 31, 2009, filed on May 11, 2009.

(32)                            Incorporated by reference to Exhibits 10.1 and 10.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 24, 2012.

(33)                            Incorporated by reference to Exhibits (l)(1), (l)(2) and (r), as applicable, to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on July 19, 2011.

(34)                            Incorporated by reference to Exhibits (n)(1) and (n)(3), as applicable, to the Registrant’s pre-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on October 26, 2011.

(35)                            Incorporated by reference to Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, as applicable, to the Registrant’s pre-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on October 26, 2011.

ITEM 26.  MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Commission registration fee	$232,200
NASDAQ Global Select Market Listing Fee	$50,000	(1)
FINRA filing fee	$75,500
Accounting fees and expenses	$75,000	(1)
Legal fees and expenses	$450,000	(1)
Printing	$145,000	(1)
Miscellaneous fees and expenses	$50,000	(1)
Total	$1,077,700	(1)

(1)                                  These amounts are estimates.

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Direct Subsidiaries

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

10th Street Equity, LLC (Delaware)	100%
A.C. Corporation (Delaware)	100%
AC Notes Holdings LLC (Delaware)	100%
AC Postle, LLC (Delaware)	100%
ACC Universal Corporation (Delaware)	86.26%
ACPD Equity Corp. (Delaware)	90.08%
AIC Universal Corporation (Delaware)	86.26%
Aircraft Maintenance Holdings, LLC (Delaware)	50%
Alaris Consulting, LLC (Delaware)	100%
Albras Equity, LLC (Delaware)	100%
ALD TBB/Win Equity, LLC (Delaware)	100%
Allbridge Equity, LLC (Delaware)	100%
Allied Asset Holdings LLC (Delaware)	100%
Allied Capital Germany Fund, LLC (Delaware)	100%

Allied Capital Holdings LLC (Delaware)	100%
Amerex Equity LLC (Delaware)	100%
Amerex Equity Corporation (Delaware)	100%
ARCC BB Corp. (Delaware)	100%
ARCC CCS, Inc. (Delaware)	100%
ARCC CIC Flex Corporation (Delaware)	100%
ARCC CLO 2006 LLC (Delaware)	100%
ARCC CLPB Corporation (Delaware)	100%
ARCC Commercial Loan Trust 2006 (Delaware)	100%
ARCC Covestia Corp. (Delaware)	100%
ARCC GF, LLC (Delaware)	100%
ARCC IGS Corp. (Delaware)	100%
ARCC Imperial Corporation (Delaware)	100%
ARCC JTC LLC (Delaware)	100%
ARCC LVCG Holdings LLC (Delaware)	100%
ARCC LVCG Investors LLC (Delaware)	100%
ARCC OTG Corp. (Delaware)	100%
ARCC PSSI Corp. (Delaware)	100%
ARCC TTL Corp. (Delaware)	100%
ARCC Universal Corp. (Delaware)	100%
ARCC VTH Corp. (Delaware)	100%
ARCC WMA Corporation (Delaware)	100%
Ares Capital CP Funding Holdings LLC (Delaware)	100%
Ares Capital CP Funding Holdings II LLC (Delaware)	100%
Ares Capital FL Holdings LLC (Delaware)	100%
Binks Equity Corp. (Delaware)	100%
Calder Capital Partners LLC (Delaware)	100%
Calder Equity, LLC (Delaware)	100%
Calder Investment Partners LLC (Delaware)	100%
Cleveland East Equity, LLC (Delaware)	100%
Crescent Equity Corp. (Delaware)	86.26%
Dynamic Equity, LLC (Delaware)	100%
Foresite Equity, LLC (Delaware)	86%
GlobalCom Equity, LLC (Delaware)	100%
Havco Equity Corporation (Delaware)	86.26%
Ivy Hill Asset Management GP, LLC (Delaware)	100%
Multiad Equity Corp. (Delaware)	86.26%
NPH, Inc. (Maryland)	100%
Old Orchard Equity Corp. (Delaware)	100%
Postle Equity Corp. (Delaware)	86.26%
RWI, LLC (Delaware)	100%
S2 Equity Corp. (Delaware)	86.26%
Slate Equity, LLC (Delaware)	100%
SMF II Equity, LLC (Delaware)	100%
Soteria Mezzanine Corporation (Delaware)	86.26%
Stag Equity, LLC (Delaware)	100%
Transamerican Equity Corporation (Delaware)	86.26%
Van Ness Hotel, Inc. (Delaware)	100%

Indirect Subsidiaries

The following list sets forth each of our indirect subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by the sole member of such subsidiary:

A.C. Management Services, LLC (Delaware)	100%
AC Finance LLC (Delaware)	100%
ACGP I, LLC (Delaware)	100%
Allied Capital Property LLC (Delaware)	100%
Allied Crescent Equity, LLC (Delaware)	100%
AMP Admin LLC (Delaware)	100%

ARCC Imperial LLC (Delaware)	100%
Ares Capital CP Funding LLC (Delaware)	100%
Ares Capital CP Funding II LLC (Delaware)	100%
Corporate Wings Baltimore, LLC (Maryland)	100%
HCI Equity, LLC (Illinois)	100%

Each of our direct and indirect subsidiaries listed above is consolidated for financial reporting purposes.

In addition, we may be deemed to control certain portfolio companies. See “Portfolio Companies” in the Prospectus.

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the approximate number of record holders of the Company’s common stock and each class of the Company’s senior securities (including bank loans) at September 30, 2011.

TITLE OF CLASS	NUMBER OF RECORD HOLDERS
Common stock, $0.001 par value	2,138 (including Cede & Co.)
Revolving Credit Facility	13
Revolving Funding Facility	1
Debt Securitization	21
2040 Notes	69
2047 Notes	81
February 2016 Convertible Notes	31
June 2016 Convertible Notes	26

ITEM 30.  INDEMNIFICATION

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the Investment Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition to the indemnification provided for in our bylaws, we have entered into indemnification agreements with each of our current directors and certain of our officers and with members of our investment adviser’s investment committee and we intend to enter into indemnification agreements with each of our future directors, members of our investment adviser’s investment committee and certain of our officers. The indemnification agreements attempt to provide these directors and senior officers the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer or member of our investment adviser’s investment committee in any action or proceeding arising out of the performance of such person’s services as a present or former director or officer or member of our investment adviser’s investment committee.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The investment advisory and management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our investment adviser Ares Capital Management and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the investment advisory and management agreement or otherwise as an investment adviser of the Company.

The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Ares Operations and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Ares Operations’ services under the administration agreement or otherwise as administrator for the Company.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which Ares Capital Management, and each partner, director or executive officer of Ares Capital Management, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding Ares Capital Management and its officers and directors will be set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-63168), and is incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)                                  the Company, Ares Capital Corporation, 245 Park Avenue, 44th Floor, New York, New York 10167;

(2)                                  the transfer agent, The Bank of New York Mellon, P.O. Box 358035, Pittsburgh, PA 15252-8035;

(3)                                  the custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, Massachusetts 02110; and

(4)                                  the investment adviser, Ares Capital Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

ITEM 33.  MANAGEMENT SERVICES

Not Applicable.

ITEM 34.  UNDERTAKINGS

The Registrant undertakes:

(1)                                  to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (b) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)                                  if the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall undertake to file a post-effective amendment to set forth the terms of such offering;

(3)                                  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)                                  to include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)                                 to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(c)                                  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4)                                  that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

(5)                                  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(6)                                  that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(7)                                  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(a)                                  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(b)                                 the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(c)                                  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser; and

(8)                                  to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event its shares of common stock are trading below its net asset value per share and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (b) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 24th day of January, 2012.

ARES CAPITAL CORPORATION

By:	/s/ Michael J. Arougheti
Michael J. Arougheti
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

SIGNATURE	TITLE	DATE

/s/ Michael J. Arougheti	President and Director	January 24, 2012
Michael J. Arougheti	(principal executive officer)

/s/ Penni F. Roll	Chief Financial Officer	January 24, 2012
Penni F. Roll	(principal financial and accounting officer)

*	Director	January 24, 2012
Ann Torre Bates

*	Director	January 24, 2012
Kenneth R. Heitz

*	Director	January 24, 2012
Frank E. O’Bryan

*	Director	January 24, 2012
Gregory W. Penske

*	Director	January 24, 2012
Antony P. Ressler

*	Director	January 24, 2012
Robert L. Rosen

*	Chairman and Director	January 24, 2012
Bennett Rosenthal

*	Director	January 24, 2012
Eric B. Siegel

*By:	/s/ Penni F. Roll
Penni F. Roll, Attorney-in-fact

EXHIBIT INDEX

(a)	Articles of Amendment and Restatement, as amended(1)
(b)	Second Amended and Restated Bylaws, as amended(2)
(c)	Not Applicable
(d)(1)	Form of Stock Certificate(3)
(d)(2)	Indenture, dated as of July 7, 2006, between ARCC Commercial Loan Trust and U.S. Bank National Association(4)
(d)(3)	Statement of Eligibility of Trustee on Form T-1(5)
(d)(4)	Form of Subscription Certificate(6)
(d)(5)	Indenture, dated June 16, 2006, between Allied Capital Corporation and The Bank of New York(6)
(d)(6)	Form of Note under the Indenture, dated June 16, 2006, between Allied Capital Corporation and The Bank of New York (contained in Exhibit (d)(5) to this Registration Statement)(7)
(d)(7)	Statement of Eligibility of Trustee on Form T-1(8)
(d)(8)	Third Supplemental Indenture, dated as of March 28, 2007, between Allied Capital Corporation and The Bank of New York(9)
(d)(9)	Form of 6.875% Notes due 2047(9)
(d)(10)	Fourth Supplemental Indenture, dated as of April 1, 2010, among Ares Capital Corporation, Allied Capital Corporation and The Bank of New York Mellon, as the Trustee(10)
(d)(11)	Indenture, dated as of October 21, 2010, between Ares Capital Corporation and U.S. Bank National Association, as trustee(11)
(d)(12)	First Supplemental Indenture, dated as of October 21, 2010, relating to the 7.75% Senior Notes due 2040, between Ares Capital Corporation and U.S. Bank National Association, as trustee(11)
(d)(13)	Form of 7.75% Senior Notes due 2040(11)
(d)(14)	Indenture, dated as of January 25, 2011, between Ares Capital Corporation and U.S. Bank National Association, as trustee(12)
(d)(15)	Form of 5.75% Convertible Senior Notes due 2016(12)
(d)(16)	Indenture, dated as of March 28, 2011, between Ares Capital Corporation and U.S. Bank National Association, as trustee(13)
(d)(17)	Form of 5.125% Convertible Senior Notes due 2016(13)
(e)	Amended and Restated Dividend Reinvestment Plan(14)
(f)	Not Applicable
(g)	Restated Investment Advisory and Management Agreement, dated as of June 6, 2011, between Registrant and Ares Capital Management LLC(15)
(h)(1)	Form of Underwriting Agreement for Equity Securities(16)
(h)(2)	Form of Underwriting Agreement for Debt Securities(16)
(i)	Not Applicable
(j)	Amended and Restated Custodian Agreement between Ares Capital Corporation and U.S. Bank National Association(17)
(k)(1)	Amended and Restated Administration Agreement, dated as of June 1, 2007, between Ares Capital Corporation and Ares Operations LLC(18)
(k)(2)	Trademark License Agreement between Ares Capital Corporation and Ares Management LLC(19)
(k)(3)	Form of Indemnification Agreement between Ares Capital Corporation and directors and certain officers(3)
(k)(4)	Form of Indemnification Agreement between Ares Capital Corporation and the members of the Ares Capital Management LLC investment committee(3)
(k)(5)	Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital Corporation, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(20)
(k)(6)	Second Tier Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(20)
(k)(7)

Amended and Restated Sale and Servicing Agreement, dated as of January 22, 2010, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(20)

(k)(8)

Amendment No. 1 to the Amended and Restated Sale and Servicing Agreement, dated as of May 6, 2010, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as successor by merger to Wachovia Bank, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(21)

(k)(9)

Amendment No. 2 to the Amended and Restated Sale and Servicing Agreement, dated as of January 18, 2011, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer, Wells Fargo Bank, National Association, as successor by merger to Wachovia Bank, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(22)

(k)(10)

Amendment No. 3 to the Amended and Restated Sale and Servicing Agreement, dated as of October 13, 2011, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and as transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, U.S. Bank National Association, as trustee, collateral custodian and bank and Wells Fargo Securities, LLC, as agent(23)

(k)(11)

Amendment No. 4 to Amended and Restated Sale and Servicing Agreement, dated as of January 18, 2012, among Ares Capital CP Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Wells Fargo Bank, National Association (as successor by merger to Wachovia Bank, National Association), as note purchaser, Wells Fargo Securities, LLC, as agent, and U.S. Bank National Association, as collateral custodian, trustee and bank(24)

(k)(12)	Master Participation Agreement, dated as of July 7, 2006, between Ares Capital CP Funding LLC and Ares Capital Corporation(4)
(k)(13)

Senior Secured Revolving Credit Agreement, dated as of December 28, 2005 and amended and restated as of January 22, 2010, among Ares Capital Corporation, the lenders party thereto, Bank of America, N.A. and Suntrust Bank, as syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent(20)

(k)(14)

Amendment No. 1 to the Senior Secured Revolving Credit Agreement, dated as of May 17, 2010, between Ares Capital Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent(25)

(k)(15)

Amendment No. 2 to the Senior Secured Revolving Credit Agreement, dated as of September 28, 2010, between Ares Capital Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent(26)

(k)(16)

Amendment No. 3 to the Senior Secured Revolving Credit Agreement, dated as of January 25, 2011, between Ares Capital Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent(27)

(k)(17)

Amendment No. 4 to the Senior Secured Revolving Credit Agreement, dated as of March 28, 2011, between Ares Capital Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent(1)

(k)(18)

First Amendment Agreement and Waiver, dated as of November 13, 2007, between Ares Capital Corporation, as borrower, Ares Capital FL Holdings LLC, ARCC CIC Flex Corp., ARCC Imperial Corporation and ARCC Imperial LLC, as subsidiary guarantors, and BMO Capital Markets Financing, Inc., Merrill Lynch Capital Corporation, SunTrust Bank, Commerzbank AG, New York and Grand Cayman Branches, UBS Loan Finance LLC, JPMorgan Chase Bank, N.A., Wachovia Bank, National Association and KBC Bank N.V., as lenders(28)

(k)(19)

Sale and Servicing Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, as issuer, ARCC CLO 2006 LLC, as trust depositor, Ares Capital Corporation, as originator and as servicer, U.S. Bank National Association, as trustee and as collateral administrator, Lyon Financial Services, Inc. (d/b/a U.S. Bank Portfolio Services), as backup servicer, and Wilmington Trust Company, as owner trustee(4)

(k)(20)	Commercial Loan Sale Agreement, dated as of July 7, 2006, between Ares Capital Corporation and ARCC CLO 2006 LLC(4)
(k)(21)	Amendment No. 1 to the Commercial Loan Sale Agreement, dated as of July 17, 2009, between Ares Capital Corporation and ARCC CLO 2006 LLC(29)
(k)(22)	Amended and Restated Trust Agreement, dated as of July 7, 2006, among ARCC CLO 2006 LLC, Wilmington Trust Company and U.S. Bank National Association(4)
(k)(23)	Collateral Administration Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, Ares Capital Corporation and U.S. Bank National Association(4)
(k)(24)	Class A-1A VFN Purchase Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, U.S. Bank National Association and other Class A-1A VFN noteholders party thereto(4)
(k)(25)	Form of Indemnification Agreement between Allied Capital and its directors and certain officers(30)
(k)(26)	Custodian Agreement, dated as of April 3, 2009 by and between Allied Capital Corporation and U.S. Bank National Association(31)
(k)(27)

Loan and Servicing Agreement, dated as of January 20, 2012, among Ares Capital JB Funding LLC, as borrower, Ares Capital Corporation, as servicer and transferor, Sumitomo Mitsui Banking Corporation, as administrative agent, collateral agent and lender, and U.S. Bank National Association, as collateral custodian and bank(32)

(k)(28)	Purchase and Sale Agreement, dated as of January 20, 2012, between Ares Capital JB Funding LLC, as purchaser, and Ares Capital Corporation, as seller(32)
(l)(1)	Opinion and Consent of Venable LLP, Maryland counsel for Ares Capital Corporation(33)
(l)(2)	Opinion and Consent of Proskauer Rose LLP, counsel for Ares Capital Corporation(33)
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm for Ares Capital Corporation(34)
(n)(2)	Opinion of independent registered public accounting firm for Ares Capital Corporation, regarding “senior securities” table contained herein(16)
(n)(3)	Consent of independent registered public accounting firm for Allied Capital for audited financial statements(34)
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics(33)
99.1	Statement of Computation of Ratio of Earnings to Fixed Charges(16)
99.2	Form of Preliminary Prospectus Supplement For Common Stock Offerings(35)
99.3	Form of Preliminary Prospectus Supplement For Preferred Stock Offerings(35)
99.4	Form of Preliminary Prospectus Supplement For Debt Offerings(35)
99.5	Form of Preliminary Prospectus Supplement For Rights Offerings(35)
99.6	Form of Preliminary Prospectus Supplement For Warrant Offerings(35)
99.7	Form of Preliminary Prospectus Supplement For Unit Offerings(35)

(1)	Incorporated by reference to Exhibits 3.1 and 10.3, as applicable, to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2011, filed on May 3, 2011.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2010, filed on August 5, 2010.

(3)

Incorporated by reference to Exhibits (d), (k)(4) and (k)(5), as applicable, to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 28, 2004.

(4)	Incorporated by reference to Exhibits 10.2 through 10.8, as applicable, to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2006, filed on August 9, 2006.

(5)

Incorporated by reference to Exhibit (d)(3) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on September 9, 2011.

(6)

Incorporated by reference to Exhibit (d)(4) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149139), filed on April 9, 2008.

(7)	Incorporated by reference to Exhibit d.2 to Allied Capital’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on June 21, 2006.

(8)	Incorporated by reference to Exhibit d.3 to Allied Capital’s Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-133755), filed on May 3, 2006.

(9)

Incorporated by reference to Exhibits d.8 and d.9, as applicable, to Allied Capital’s post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on March 28, 2007.

(10)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on April 7, 2010.

(11)	Incorporated by reference to Exhibits 4.1, 4.2 and 4.3 to the Registrant’s Form 8-K (File No. 814-00663), filed on October 22, 2010.

(12)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 28, 2011.

(13)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on March 28, 2011.

(14)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663) filed on November 8, 2010.

(15)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on June 8, 2011.

(16)

Incorporated by reference to Exhibits (h)(1), (h)(2), (n)(2)  and 99.1, as applicable, to the Registrant’s pre-effective Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on June 3, 2011.

(17)

Incorporated by reference to Exhibit (j) to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on May 28, 2009.

(18)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2007, filed on August 9, 2007.

(19)

Incorporated by reference to Exhibit (k)(3) to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 17, 2004.

(20)	Incorporated by reference to Exhibits 10.1 through 10.4, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 25, 2010.

(21)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2010, filed on May 10, 2010.

(22)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 19, 2011.

(23)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on October 14, 2011.

(24)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on January 19, 2012.

(25)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on May 19, 2010.

(26)

Incorporated by reference to Exhibit (k)(12) to the Registrant’s pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-165585), filed on October 5, 2010.

(27)	Incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-K (File No. 814-00663) for the year ended December 31, 2010, filed on March 1, 2011.

(28)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00663), filed on November 14, 2007.

(29)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2009, filed on August 6, 2009.

(30)	Incorporated by reference to Exhibit 10.37 to Allied Capital’s Form 10-K (File No. 811-02708) for the year ended December 31, 2003, filed on March 12, 2004.

(31)	Incorporated by reference to Exhibit 10.44 to Allied Capital’s Form 10-Q (File No. 814-00138) for the quarter ended March 31, 2009, filed on May 11, 2009.

(32)	Incorporated by reference to Exhibits 10.1 and 10.2, as applicable, to the Registrant’s Form 8-K (File No. 814-00663), filed on January 24, 2012.

(33)

Incorporated by reference to Exhibits (l)(1), (l)(2) and (r), as applicable, to the Registrant’s pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on July 19, 2011.

(34)

Incorporated by reference to Exhibits (n)(1) and (n)(3), as applicable, to the Registrant’s pre-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on October 26, 2011.

(35)

Incorporated by reference to Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, as applicable, to the Registrant’s pre-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-174716), filed on October 26, 2011.